Exhibit 99.2

WESTPORT FUEL SYSTEMS INC.

1691 West 75th Avenue
Vancouver, British Columbia
V6P 6P2
Tel: (604) 718-2000
Fax: (604) 718-2001

June 30, 2026

VIA SEDAR

British Columbia Securities Commission

Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Securities Commission of Newfoundland & Labrador
The Toronto Stock Exchange

Dear Sirs/Mesdames:

Re: Westport Fuel Systems Inc. - Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the Annual General and Special Meeting of Shareholders of Westport Fuel Systems Inc. (the "Corporation") held on June 30, 2026.

Business		Outcome of Vote	Percentage of Votes For	Percentage of Votes Withheld/Against
1.	Resolution electing:
	i. Anthony Guglielmin;	Approved	91.44%	8.56%
	ii. Karl-Viktor Schaller;	Approved	91.56%	8.44%
	iii. Daniel Sceli;	Approved	92.17%	7.83%
	iv. Eileen Wheatman;	Approved	91.56%	8.44%
	v. Bradley Kotush;	Approved	91.26%	8.74%
	vi. Michele Buchignani;	Approved	91.66%	8.34%

2
Business		Outcome of Vote	Percentage of Votes For	Percentage of Votes Withheld/Against
	as directors of the Corporation as further described in the Corporation's management information circular dated May 12, 2026.
2.	Resolution appointing Deloitte LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and authorizing the directors of the Corporation to fix their remuneration.	Approved	97.82%	2.18%
3.	Advisory vote to approve named executive officer compensation as further described in the Corporation's Management Information Circular dated May 12, 2026.	Approved	89.66%	10.34%
4.	Special resolution approving the amendment of the articles of incorporation of the Corporation to change the name of the Corporation to a name determined by the board of directors, subject to all required regulatory approvals.	Approved	89.11%	10.89%